December 28, 2006

Mail Stop 4561

Albert Barbusci
President and Chief Executive Officer
Dynasty Gaming, Inc.
759 Square Victoria, Suite 300
Montreal, Quebec
Canada H2Y 2J7

> **Re:** **Dynasty Gaming, Inc.**
> **Amendment No. 4 to Registration Statement on Form 20-F**
> **Filed November 24, 2006**
> **File No. 000-52126**

Dear Mr. Barbusci:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 6

1. Please update the selected financial data through the interim period included in the filing, as required by Item 3.A.1. of Form 20-F.

2. Please explain to us, and disclose in the filing, your basis in US GAAP for not reporting your subsidiaries MED, CHCI and CPC as discontinued operations in the selected financial data. We note in your reconciliation to US GAAP on page F-40 that, except for

stock based compensation costs, there is no difference between Canadian GAAP and US GAAP with respect to loss from continuing operations and discontinued operations.

History of Share Capital, page 47

3.   Please revise to include a discussion of the stock options granted on November 1, 2006 and the private placement completed on November 17, 2006, as disclosed in Note 11 to your interim financial statements. In addition, please tell us the exemption from registration that you relied upon for the private placement and the factual basis for the exemption.

Financial Statements

Dynasty Gaming Inc as of December 31, 2005 and 2004

4.   Please continue to monitor the updating requirements of Item 8.A.5 of Form 20-F and related Instructions to the referenced section including, but not limited to, the provisions relating to more current interim financial that has been published by the company.

Auditors' Report, page F-15

5.   We note your response to our prior comment 4. It does not appear that your auditors have dual dated their report, as referenced in the consent (Exhibit 15.1) with respect to Note 3. Please have your auditors revise their audit report to indicate that the adjustments to classify your subsidiaries, MED, CHCI and CPC as discontinued operations have been audited and the date on which audit work on these adjustments was completed or explain to us why no revision is necessary.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Accountant, at 202-551-3438 or Jorge Bonilla Senior Staff Accountant, at 202-551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Richard A. Friedman
       Sichenzia Ross Friedman Ference LLP (via fax)